UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF MARCH 2019
COMMISSION FILE NUMBER 0-20115
METHANEX CORPORATION
(Registrant’s name)
SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

NEWS RELEASE

Methanex Corporation
1800 - 200 Burrard St.
Vancouver, BC Canada V6C 3M1
Investor Relations: (604) 661-2600
http://www.methanex.com

For immediate release

March 18, 2019

METHANEX COMMENTS ON SHAREHOLDER LETTER

VANCOUVER, BRITISH COLUMBIA - Methanex Corporation (“Methanex” or the “Company”) (TSX:MX) (NASDAQ:MEOH) confirms that it has received a letter from M&G Investment Management Limited and M&G (Lux) Investment Funds 1 (together, “M&G”) indicating that M&G is preparing to nominate individuals to the Board of Directors (the “Board”) at the Company’s upcoming meeting of shareholders on April 25, 2019.

The Company has not received any formal nomination pursuant to the Advance Notice provision in its by-laws. Methanex advises shareholders no action is required with respect to M&G’s letter.

As part of our active and ongoing communication with all shareholders, Methanex’s Board and management appreciate constructive input from shareholders and take all shareholder views seriously. We are committed to acting in the best interest of all shareholders and give due consideration to constructive recommendations for strategies or actions that have the potential to create value.

We have consistently taken a balanced approach to capital allocation by growing our business to enhance our leadership position in the methanol industry and delivering on our commitment to return excess cash to shareholders through our dividend and share repurchases.

We have a well-defined strategic plan being facilitated by a management team with a track record of success. We continue to enhance our leadership position as the major producer and supplier in the global methanol industry by profitably growing our production capacity in line with market growth. The investments we have made over the last few years to increase our production capability have strengthened our asset base and significantly improved our earnings capabilities and cash generation potential across a wide range of methanol prices.

GEISMAR 3 OPPORTUNITY
As previously disclosed, we currently have a unique opportunity to consider a third plant in Geismar, Louisiana which has significant advantages over other projects being contemplated or under construction in the US Gulf Coast based on its location next to our two existing Geismar facilities and the potential to integrate the production process with these facilities. These features of a potential Geismar 3 facility significantly reduce capital and operating costs compared to a stand-alone project.

We have additional work to complete leading up to a final investment decision in mid-2019 and, based on our progress to date, we believe that this project offers a tremendous opportunity to create significant value for our shareholders. With regards to the participation of a strategic partner, although this has been our preference, the Board believes it is not in the best interest of Methanex to foreclose the possibility of proceeding with the Geismar

3 project without a partner. We will continue to evaluate the progress of the Geismar 3 project, including the optimal financing structure and plans to mitigate risks, but will not be in a position to fully evaluate the project and make a final investment decision until the Company has completed its assessment of the project risks (including balance sheet risk), prepared plans to mitigate such risks and the front-end engineering work has been completed. Until that assessment is complete, the Board does not believe it is appropriate to limit the Company’s flexibility by committing to one structure rather than another.

ONGOING COMMITMENT TO RETURNING EXCESS CASH TO SHAREHOLDERS
We have a long track record of disciplined capital allocation and returning excess cash to shareholders, while maintaining a prudent balance sheet and liquidity given the cyclical nature of our company. Over the last five years, we have reduced the Company’s shares outstanding by 20% and have grown our dividend every year except during the 2009-2010 financial crisis and during 2016, when we maintained our dividend despite very low methanol prices. In 2018, we returned over $450 million to shareholders through our regular dividend and 10% share repurchase program. Over the last five years we have returned $1.6 billion to shareholders through our dividend and share buybacks. In addition, we recently announced that our Board approved a new 5% Normal Course Issuer Bid commencing on March 18, 2019.

We remain focused on continuing to deliver on our strategic plan and building long-term value for all shareholders. We believe we are well positioned to meet our financial commitments, pursue our growth opportunities and deliver on our commitment to return excess cash to shareholders through dividends and share repurchases.

ABOUT METHANEX
Methanex is a Vancouver-based, publicly traded company and is the world's largest producer and supplier of methanol to major international markets. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol "MX" and on the NASDAQ Global Select Market in the United States under the trading symbol "MEOH". Methanex can be visited online at www.methanex.com.

FORWARD-LOOKING INFORMATION WARNING
This news release contains certain forward-looking statements with respect to us and our industry. These statements relate to future events or our future performance. All statements other than statements of historical fact are forward-looking statements. Statements that include the words "expect" and "continue" or other comparable terminology and similar statements of a future or forward-looking nature identify forward-looking statements. More particularly and without limitation, any statements regarding the following are forward-looking statements:

•	Methanex’s expected future financial strength and cash generation capability, and

•	Methanex's ability to continue to return excess cash to shareholders.

We believe that we have a reasonable basis for making such forward-looking statements. The forward-looking statements in this document are based on our experience, our perception of trends, current conditions and expected future developments as well as other factors. Certain material factors or assumptions were applied in drawing the conclusions or making the forecasts or projections that are included in these forward-looking statements, including, without limitation, future expectations and assumptions concerning the following:

•	the supply of, demand for, and price of methanol, methanol derivatives, natural gas, coal, oil and oil derivatives,

•	our ability to procure natural gas feedstock on commercially acceptable terms,

•	receipt or issuance of governmental and regulatory consents or approvals, including without limitation, environmental permits required in order to operate a potential Geismar 3 plant,

•	operating rates of our facilities,

•	operating costs including natural gas feedstock and logistics costs, capital costs, tax rates, cash flows, foreign exchange rates and interest rates,

•	timing of completion and cost of execution of a potential Geismar 3 plant, and

•	global and regional economic activity (including industrial production levels).

However, forward-looking statements, by their nature, involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. The risks and uncertainties primarily include those attendant with producing and marketing methanol and successfully carrying out major capital expenditure projects in various jurisdictions, including without limitation:

•	conditions in the methanol and other industries including fluctuations in the supply, demand for and price of methanol and its derivatives, including demand for methanol for energy uses,

•	the price of natural gas, coal, oil and oil derivatives,

•	our ability to obtain natural gas feedstock on commercially acceptable terms to underpin current operations and future growth opportunities,

•	the ability to successfully carry out corporate initiatives and strategies,

•	actions of competitors, suppliers and financial institutions,

•	world-wide economic conditions, and

•	other risks described in our 2018 Annual Management's Discussion and Analysis and our Fourth Quarter 2018 Management's Discussion and Analysis.

Having in mind these and other factors, investors and other readers are cautioned not to place undue reliance on forward-looking statements. They are not a substitute for the exercise of one's own due diligence and judgment. The outcomes anticipated in forward-looking statements may not occur and we do not undertake to update forward-looking statements except as required by applicable securities laws.

- end -

For further information, contact:

Investors:
Kim Campbell
Manager, Investor Relations
Methanex Corporation
604 661-2600 or Toll Free: 1 800 661 8851
www.methanex.com

Media:
Ian Robertson
Executive Vice President, Communication Strategy
Kingsdale Advisors
Direct: 416-867-2333
Cell: 647-621-2646
Email: irobertson@kingsdaleadvisors.com

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION
Date: March 18, 2019	By:	/s/ KEVIN PRICE
		Name:	Kevin Price
		Title:	General Counsel & Corporate Secretary